Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

In respect of the 3 and 6 months ended June 30, 2007 (the “Reporting Period”) The following management’s discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger Energy Corp. (the “Company” or “Challenger”) during the period covered by the consolidated financial statements. This MD&A should be read in conjunction with the interim consolidated financial statements of the Company as at and for the 3 and 6 months ended June 30, 2007, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar figures included therein and in the following MD&A are quoted in Canadian dollars. The date of this MD&A is August 13, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Challenger is listed on the TSX Venture Exchange and the American Stock Exchange under the symbol “CHQ”.

FORWARD LOOKING STATEMENTS

This document contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this document relating to future results, events and expectations are forwardlooking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 20-F on file with the U.S. Securities and Exchange Commission.

CORPORATE OVERVIEW

The Company was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act. In February and March, 2006, the Company completed a $19.5 million private placement of 8,644,444 Units priced at $2.25 per Unit. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant was exercisable at a price of $2.75 per share until December 31, 2006, which was extended to February 28, 2007. Of the 4,322,222 whole warrants issued in respect to the February and March, 2006 private placement, 323,512 were exercised and 3,998,710 expired. As at August 14, 2007 there were 32,527,520 common shares outstanding.

Challenger began its natural gas exploration and production business upon incorporation. Its primary emphasis has been on exploration for natural gas offshore Trinidad and Tobago and offshore Nova Scotia. The Company also holds a 10% working interest in a gas producing well in western Canada. The Company commenced exploration activity in Trinidad and Tobago near the end of the second quarter of 2007 on its Block 5(c) holding. On June 29th the first exploration well was spud and is expected to take 80-100 days to drill and evaluate. The Company earned production revenue in the six months ended June 30, 2007 from its 10% interest in the western Canada well.

Challenger’s business objective for the remainder of the year is to continue to fund its obligations under the participation agreement (the “Participation Agreement”) entered into with Canadian Superior Energy Inc. (“Canadian Superior”) in November, 2004. During the year ended December 31, 2006 the Company exercised its right to participate in the Participation Agreement in respect to Block 5(c), Trinidad and Tobago. The Company has funded $13.8 million ($12.4 million US) in respect of obligations under the Participation Agreement as at June 30, 2007. Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in Canadian Superior’s Block 5(c) revenue share by helping Canadian Superior fund exploration and development of land designated as “Block 5(c)” located offshore Trinidad and Tobago. In order to fully earn its revenue share in Block 5(c), Challenger is required to pay 1/3 of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.

OVERALL PERFORMANCE

Period ended June 30, 2007

For the period ended June 30, 2007 Challenger carried on minimal operations and had minimal revenues. As at June 30, 2007 Challenger had working capital of $4.5 million, which reflects cash remaining from the private placement completed in the year ended December 31, 2006 and the exercise of 673,512 warrants at a weighted average price of $1.42 per warrant in the first six months of 2007. As at June 30, 2007, the Company has transferred $13.8 million to Canadian Superior as per the Block 5(c) Participation Agreement. The expenses of Challenger during the period ended June 30, 2007 related primarily to stock based compensation and professional fees and administration costs related to general corporate purposes and costs incurred in relation to the Company’s pursuit of a listing of its shares for trading on an exchange in the United States. Trading began on the American Stock Exchange January 29, 2007. Challenger intends to continue to exercise its right to participate under the Participation Agreement entered into with Canadian Superior Trinidad and Tobago Ltd. in November, 2004 by funding one-third of the costs incurred on the initial wells and work program for a 25% interest in Canadian Superior’s revenue share.

SELECTED FINANCIAL INFORMATION

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total Revenue	$115,186	$162,892	$241,487	$283,209
Net (Loss)	$(1,360,444)	$(1,115,158)	$(2,146,318)	$(1,334,102)
Per Share basic	$(0.04)	$(0.04)	$(0.07)	$(0.04)
Per Share diluted	$(0.04)	$(0.04)	$(0.07)	$(0.04)

Cash Expenses for the Period	$268,109	$367,766	$547,306	$479,349
Stock Option Compensation Expense	$569,785	$330,971	$1,086,692	$731,575
Depletion, Depreciation and Accretion	$24,904	$28,030	$53,013	$54,486
Total Expenses for the Period	$862,797	$726,767	$1,687,012	$1,265,410
Foreign Exchange (Loss) Gain	$(612,833)	$(551,283)	$(700,793)	$(351,901)

	As at	As at
	June 30, 2007	December 31, 2006
	(unaudited)	(audited)
Total Assets	$19,365,212	$19,342,356
Total Liabilities	$76,670	$209,905
Share Capital	$18,096,084	$16,753,896
Common Shares Outstanding	32,527,520	31,344,008

MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

1.                                       On February 28, 2007, 323,512 warrants were exercised at $2.75 per warrant to acquire 323,512 common shares and 3,998,710 warrants expired. These 4,322,222 warrants were issued in February and March of 2006 in connection with a financing priced at Cdn.$2.25 per Unit for gross proceeds of approximately Cdn.$19.5 million. Each Unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitled the holder thereof to acquire one Common Share at an exercise price of Cdn.$2.75 per share until December 31, 2006, which was subsequently extended to February 28, 2007. In the second quarter of 2007, an additional 350,000 warrants were exercised, bringing the total warrants exercised in 2007 to 673,512 at a weighted average price of $1.42.

2.                                       In the quarter ended June 30, 2007 the Company advanced a further $3.7 million to Canadian Superior, the operator of the Company’s first exploration well, bringing the Company’s total investment in the first well to $14.1 million as at June 30, 2007. On June 29, 2007 the first exploration well was spud, and is expected to take 80-100 days to drill and evaluate from spud date.

RESULTS OF OPERATIONS

Revenue

Challenger’s main source of revenue is interest revenue. For the six month period ended June 30, 2007 interest revenue was $186,847, which is a $25,421 decrease from the prior year’s comparative period and for the quarter ended June 30, 2007 interest revenue was $87,852, which is a $51,720 decrease from the second quarter of 2006. Both decreases are due to larger average cash balance in the periods ending June 30, 2006 resulting from the February/March 2006 private placement. Interest revenue is expected to decrease as the Company continues to fund its obligations with respect to the Participation Agreement. Challenger’s net production revenue from its 10% share in the Innisfail well for the six months ended June 30, 2007 was $54,640, a decrease of $16,301 over the prior year’s comparative period. For the quarter ended June 30, 2007 net production revenue was $27,334, a decrease of $4,014 over the second quarter of 2006. This decrease is a result of a decrease in average natural gas prices from the same period in 2006.

Expenses

The majority of expenses in the three month period ended March 31, 2007 were stock based compensation expenses related to stock options issued and to professional fees and office and administration expenses incurred in connection with administration of the Company. Stock based compensation in the six and three months ended June 30, 2007 was $1,086,692 and $569,785, which represents an increase of $355,117 and $238,814, respectively, over the prior year’s comparative periods. This increase is due to an increase in the amount of stock options issued being amortized into expense in the six and three month periods ended June 30, 2007 versus comparative periods in 2006.

Professional fees of six and three months ended June 30, 2007 was $178,144 and $66,304, which represents a decrease of $51,265 and $113,507, respectively, over the prior year’s comparative periods. In the prior year the Company was incurring professional fees to secure a public stock exchange listing in the United States during the six and three months ended 2006. Office and Administration costs for six and three months ended June 30, 2007 was $311,517 and $194,637, which represents an increase of $81,346 and $14,894, respectively, over the prior years comparative periods due to Company’s increased corporate activities. The Company incurred additional costs in payroll and investor communications in fulfilling its public company requirements and activities in the periods ending June 30, 2007.

The Company holds a large part of its cash balance in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars) and for the six and three months ended June 30, 2007 recorded an unrealized foreign exchange loss of $700,793 and 612,833 respectively reflecting an increase in the value of the Canadian dollar relative to the American dollar. This loss, in respect to future periods, is subject to change based on fluctuations in the exchange rate between Canada and the United States of America and the balance of the Company’s cash held in U.S. dollars.

LIQUIDITY

As at June 30, 2007 Challenger had cash of $4,473,377 and working capital of $4,530,786. Since inception, the majority of Challenger’s expenses have been paid out of working capital. There can be no assurance that additional financing, which will be required to complete the first exploration well (including testing and completion costs) and will also be required to pay costs for subsequent exploration wells, will be available to the Company in the future or, if it is available, that it will be on terms acceptable to the Company.

Cash Used in Operations

Challenger had minimal natural gas production during the six months ended June 30, 2007. Established revenue sources are not sufficient to generate cash flow to cover the Company’s administrative and capital expenditure requirements. In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs. Challenger was, and continues to be, in a use of cash position. The Company expects to remain in a use of cash position as it begins its exploration activities. Cash for exploration activities has been provided from financings and may be provided by additional future financings.

OUTSTANDING SHARE DATA

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as of the date hereof, there are 32,527,520 (Dec. 31, 2006 — 31,344,008) shares outstanding. The shares are fully paid and non-assessable. Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series. In addition, as of June 30, 2007 there are 4,865,000 options and 1,050,000 warrants (Dec. 31, 2006 — 5,220,000 options and 5,722,222 warrants) to purchase Common Shares outstanding. Subsequent to June 30, 2007 an additional 750,000 options were issued.

The following table summarizes the Common Shares issued from December 31, 2005 to the date hereof There are no preferred shares outstanding.

Number of
Common
Description	Shares
Balance at December 31, 2005	22,599,564
2006 Private Placements of Common Shares	8,644,444
Warrants Exercised	100,000
Balance at December 31, 2006	31,344,008
Warrants Exercised	673,512
Options Exercised	510,000
Balance at June 30, 2007	32,527,520

CAPITAL RESOURCES

As at December 31, 2006 Challenger had $8,490,137 of capital resources available. In the six month period ended June 30, 2007, Challenger decreased its capital resources by $4,016,761. Common Share proceeds of $1,029,658 was raised in the period, largely as a result of exercising of warrants (see “Major Transactions Affecting Financial Results”), the Company invested $3,874,466 towards the first exploration well in Block 5 (c) in Trinidad and Tobago, and $471,160 was used in the business, largely in connection with its working capital change (decrease in accounts payable and accrual balance from December 31, 2006 to June 30, 2007) and with professional fees and office and administration costs. A foreign exchange loss of $700,793 (value of Canadian dollar increased against United States dollar during the period ended June 30, 2007 and a large portion of the company’s funds are held in United States dollars) also contributed to the decrease in capital resources in the six month period ended June 30, 2007.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, comprised of and including, but not restricted to timing, estimates and/or projections, which may or can be described as business, operational and/or financial risks, many of which are outside of Challenger’s control. More specifically, without restricting the generality thereof, these may be, can be and/or included risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Company endeavours to participate in projects with companies that employ a base of experienced qualified personnel, including operational, technical and financial personnel, and maintains an insurance program that is consistent with industry standards.

Challenger is dependent upon raising financing from third parties in order to continue its exploration program, including completing the first exploration well, and subsequent exploration wells. There is no guarantee that such financing will be available on commercially suitable terms or at all. Failure to obtain additional financing would prevent Challenger from actively participating in opportunities.

RELATED PARTY TRANSACTIONS

Mr. Gregory Noval is the Executive Chairman and a Director of Canadian Superior and is the Chairman, a Director and a shareholder of Challenger. Mr. Agustin Aparicio is employed by Challenger as the Company’s exploration manager and is also employed by Canadian Superior Energy Inc. as a consultant. Therefore, the agreements between Challenger and Canadian Superior may be considered related party transactions. As at June 30, 2007 Challenger has advanced $13.8 million to Canadian Superior in respect to its one-third share of costs toward the first exploration well, which is currently being drilled. For further detail of related party transactions see note 8 to the interim consolidated financial statements for the six and three months ended June 30, 2007.

CRITICAL ACCOUNTING ESTIMATES

These financial statements are prepared in conformity with Canadian GAAP, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the Reporting Periods.

OUTLOOK

Management is pleased with the success of its 2006 and 2007 to date financings which raised gross proceeds of approximately $21.4 million and the initiation of funding its obligations in respect to Block 5(c) in Trinidad and Tobago under the Participation Agreement with Canadian Superior. Payments aggregating to an amount of $13.8 million as at June 30, 2007 have been made to Canadian Superior in respect to the costs of the first exploration well in Trinidad and Tobago which is currently being drilled. Management is optimistic that opportunities for exploration for oil and gas in offshore Trinidad and Tobago will attract further financing for the Company’s growth as required.